November 14, 2017

Christian E. Otteson

720.488.5425

cotteson@sbbolaw.com

VIA EDGAR
Amit Pande
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D. C. 20549

Re:	Solera National Bancorp, Inc.
Amendment to Offering Statement on Form 1-A
Filed on November 14, 2017
File No. 024-10756

Dear Mr. Pande:

This letter, together with the above-referenced Amendment to Offering Statement on Form 1-A of Solera National Bancorp, Inc. (the “Issuer”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated November 7, 2017, to Melissa K. Larkin, Executive Vice President and Chief Financial Officer of the Issuer, from the staff (the “Staff”) of the Commission regarding the Offering Statement of the Issuer filed on October 30, 2017 (as amended, the “Offering Statement”).

For your convenience, we have reproduced the Staff’s comments below and have provided a response below each comment.  Also for your convenience, we have delivered by email to the Staff a blackline reflecting each amendment to the Offering Statement.

Unaudited Interim Financial Statements

1.              Please update the unaudited interim financial statements to include consolidated interim statements of cash flows for the periods ending September 30, 2017 and 2016. Refer to Part F/S paragraph (b)(4) of Form 1-A.

October 27, 2017

Response:

We have updated the unaudited interim financial statements to include consolidated interim statements of cash flows and consolidated interim statements of changes in stockholders’ equity for the periods ending September 30, 2017 and 2016.

2.              Please revise your unaudited interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S paragraph (b)(5) of Form 1-A.

Response:

We have revised the unaudited interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

If you have additional questions or require any additional information with respect to the Offering Statement or this letter, please do not hesitate to contact me at (720) 488-0220 or cotteson@sbbolaw.com.

Very truly yours,

Christian E. Otteson

cc:                                Melissa K. Larkin

(Solera National Bancorp, Inc.)